UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31028 / April 24, 2014

In the Matter of:	:
	:
MINNESOTA LIFE INSURANCE COMPANY, ET AL.	:
	:
400 Robert Street North	:
St. Paul, Minnesota 55101-2098	:
	:
(812-14203)	:

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY
ACT OF 1940 GRANTING APPROVAL OF SUBSTITUTIONS AND AN ORDER
PURSUANT TO SECTIONS 17(b) OF THE ACT GRANTING EXEMPTION FROM
THE PROVISIONS OF SECTION 17(a).

Minnesota Life Insurance Company, Variable Annuity Account, Minnesota Life Variable Life
Account, Minnesota Life Variable Universal Life Account, Group Variable Universal Life
Account, Variable Universal Life Account II, Securian Life Insurance Company, Securian Life
Variable Universal Life Account (collectively, the "Section 26 Applicants") and Securian Funds
Trust (together with the Section 26 Applicants, the "Section 17 Applicants") filed an application
on August 22, 2013, and an amended and restated application was filed on March 27, 2014.
The Section 26 Applicants sought an order pursuant to Section 26(c) of the Investment
Company Act of 1940 ("1940 Act" or "Act") approving the substitution of certain shares of the
Trust for shares of other registered investment companies. The Section 17 Applicants sought an
order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the Act
to the extent necessary to permit them to engage in certain in-kind transactions in connection
with the substitutions.

A notice of the filing of the application was issued on March 28, 2014 (Rel. No. IC-30999). The
notice gave interested persons an opportunity to request a hearing and stated that an order
granting the application would be issued unless a hearing should be ordered. No request for a
hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are appropriate in the
public interest and consistent with the protection of investors and the purposes fairly intended
by the policy and provisions of the 1940 Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and the proposed transactions are consistent with the general purposes of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 26(c) of the 1940 Act, that the proposed substitutions for Minnesota Life Insurance Company, et al. (812–14203), are approved.

IT IS FURTHER ORDERED, pursuant to section 17(b) of the 1940 Act, that the requested exemption from section 17(a) of the 1940 Act, be, and hereby is, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary